Exhibit 99.1

ARB IOT Group Limited Secures Approximately USD53.0 Million Order for Supplying AI Servers

Kuala Lumpur, Malaysia, April 14, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) today announced that it has, through its indirect wholly owned subsidiary, ARB R1 Technology Sdn Bhd, successfully entered into a contract valued at approximately USD53.0 million to deliver cutting-edge AI data centre server solutions to Whizzl Group. This agreement represents a major step forward in advancing AI infrastructure capabilities for the AI industry in Malaysia.

Under the terms of the agreement, ARB IOT will supply its state-of-the-art ARB-222 AI servers (“AI Products”) to provide high-performance AI-driven data centre solutions to meet the complex demands of modern data-intensive operations. The solution will empower the customer to accelerate AI model training, enable faster data processing, and unlock deeper insights across its operations.

“This contract highlights our expertise in AI infrastructure and our commitment to delivering scalable, high-impact solutions,” said Dato’ Sri Liew Kok Leong, CEO of ARB IOT. “We are excited to support Whizzl Group in achieving their AI ambitions through robust, future-ready server technologies.”

Securing this contract delivers significant strategic value to ARB IOT. It strengthens the Company’s revenue base, reinforces its credibility in delivering enterprise-scale AI infrastructure, and opens the door to further opportunities within the high-growth AI and data centre sectors. Additionally, it supports the Company’s long-term growth strategy by expanding its project portfolio, enhancing client references, and accelerating innovation through real-world deployment at scale.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, precommissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forwardlooking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com